

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3710

December 28, 2005

Mr. William J. Tamblyn
Chief Financial Officer
Ditech Networks, Inc.
825 East Middlefield Road
Mountain View, California 94043

> **Re: Ditech Networks, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2006**
> **Filed July 7, 2006**
>
> **Forms 10-Q for Fiscal Quarters Ended July 31, 2006**
> **File No. 0-26209**

Dear Mr. Tamblyn:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Period Ended April 30, 2006

2. Summary of Significant Accounting Policies, page 53
Impairment of Long-lived Assets, page 55

1.   We note your statement that you view Ditech as having a single operating
        segment and consequently have evaluated goodwill and purchased intangible
        assets for impairment based on an evaluation of the fair value of Ditech as a
        whole. In this regard, given that your purchased intangible assets are amortized
        and are not indefinite, impairment testing should be done at the asset group level,
        not operating segment level, in accordance with SFAS 144. Please revise or
        advise.

        In addition tell us how you evaluated your reporting units in accordance with
        SFAS 142 and EITF D-101. Tell us how you considered that you do not have
        components below your operating segment level.

6. Business Combination, page 64

2.   We note that your contingent consideration of $7.0 million in non-transferable
        convertible notes is contingent on the retention of a specified number of
        designated employees. Please tell us in detail the nature of this contingency,
        including the specific employees involved, whether they are also shareholders,
        and their compensation arrangements. In addition, tell us how you considered
        paragraph 34 of SFAS 141 and provide us with your analysis of EITF 95-8.

12. Income Taxes, page 73

3.   Provide us with your SFAS 109 analysis for fiscal year 2005 where you
        determined that it was more likely than not that certain of your deferred tax assets
        were expected to be realized and therefore you released $51.6 million of your
        valuation allowance. Also provide us with your fiscal year 2006 and latest
        interim period SFAS 109 analysis where you maintain no valuation allowance
        against your deferred tax assets.

        In addition, based on page 33 of your MD&A, you disclose that in December
        2004 Nextel announced a plan to merge with Sprint. As a result of any merger,
        product purchases for network deployment may be reviewed, postponed or
        canceled based on revised plans for technology or network expansion for the
        merged entity. Tell us how you considered this information in your SFAS 109
        valuation allowance analysis.

4.   Please tell us the nature of the California R&D tax credit error, the amount of the error, and the impact on your financial statements. In addition provide us with your SAB 99 analysis where you determined the amounts are not material.

Schedule II – Valuation and Qualifying Accounts, page 79

5.   We note that you include inventory valuation in Schedule II and that you have reduced your inventory reserve by $4.9, $8.6, and $1.3 million for the fiscal years ended April 30, 2004, 2005, and 2006, respectively. In this regard, tell us in detail how your record and release your inventory reserves. Provide us with sample journal entries. Specifically address the $8.6 million adjustment. Tell us how you considered SAB Topic 5:BB.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William Tamblyn
Ditech Networks, Inc.
December 28, 2006
Page 4

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                     Sincerely,

                                     Larry Spirgel
                                     Assistant Director